Shareholders’ Quarterly Report

Six Months Ended
June 30, 2003

Management’s Discussion and Analysis

The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of Extendicare Inc. and notes thereto, together with the Management’s Discussion and Analysis and audited consolidated financial statements and notes found in Extendicare Inc.’s 2002 Annual Report.

The consolidated financial results include those of Extendicare Inc. and its subsidiaries. Amounts are reported in Canadian dollars, unless otherwise noted. Unless the context indicates otherwise, a reference to “Extendicare” or the “Company” means Extendicare Inc. and its subsidiaries. The Extendicare Inc. legal entity is not itself a provider of services or products.

In the United States, the Company’s wholly owned subsidiary, Extendicare Health Services, Inc. and its subsidiaries (EHSI), operate long-term care, assisted living and retirement facilities in 15 states. EHSI provides inpatient routine nursing care and medical specialty services on an inpatient and outpatient basis.

In Canada, the Company’s wholly owned subsidiary, Extendicare (Canada) Inc. and its subsidiaries (ECI), operate long-term care, assisted living and retirement centres in five provinces, and also manage a chronic care hospital unit in Ontario. ECI is a major provider of home health care in Canada through its ParaMed Home Health Care division.

Extendicare, through its subsidiaries, operates 278 facilities with capacity to care for 29,473 residents (December 31, 2002: 277 facilities with capacity for 29,175 residents). Page 13 details the facilities and resident capacity by area.

Significant Events of 2003

Loss (Gain) from Asset Disposals and Other Items

The Company reported a pre-tax gain on disposal of assets of $0.9 million ($0.01 per share) for the six months ended June 30, 2003. During the second quarter of 2003, ECI sold an underperforming nursing home in Alberta for gross proceeds of $2.7 million, resulting in a pre-tax loss of $0.2 million. The proceeds were used in part to repay $1.8 million of long-term debt. During the first quarter of 2003, the Company sold assets for $1.1 million (consisting of cash and a $0.2 million note). These assets had been written off in prior years and their sale resulted in a pre-tax gain of $1.1 million. The 2002 comparative pre-tax loss of $6.6 million ($0.05 loss per share) related to: a $6.2 million gain on disposition of U.S. nursing home assets; an $8.3 million provision to increase U.S. liability reserves for disposed operations; and a loss of $4.5 million from the write-off of deferred financing costs on early retirement of U.S. long-term debt.

The Company has entered into an agreement to sell a nursing home and a retirement home in Ontario, representing 275 beds. The transaction is expected to close this fall and is contingent on financing and government approval. Gross proceeds of $19.6 million are anticipated, of which approximately $6.5 million will be used to retire long-term debt associated with the homes. The pre-tax gain on disposal is expected to be approximately $13.0 million.

Investment in Crown Life Insurance Company

Extendicare’s equity share of earnings of Crown Life Insurance Company for the six months ended June 30, 2003 was $15.1 million ($0.22 per share) and included $9.4 million ($0.14 per share) of non-recurring income reported in the first quarter of 2003, arising from a review of reserves previously recorded for certain liabilities. Extendicare’s carrying value of its 34.8% equity interest in Crown Life was $135.6 million at June 30, 2003, which equates to the Company’s proportion of Crown Life’s book value, and is unencumbered by debt.

In 1999, substantially all of Crown Life’s insurance business was sold or indemnity reinsured to The Canada Life Assurance Company. The resulting comprehensive agreement between Crown Life and its principal shareholders provides that at a later date, Canada Life may either acquire substantially all of the balance of Crown Life’s insurance business or, at the election of Canada Life or Crown Life’s principal shareholders, make an offer for all of the common shares of Crown Life. In July 2003, Great-West Lifeco Inc. acquired Canada Life, which has resulted in a delay in the start of negotiations with Crown Life on the final settlement of the Canada Life transaction.

U.S. Medicare Funding

In July 2003, the Centers for Medicare and Medicaid Services (CMS) confirmed its previous proposals for a cumulative forecast correction to increase the federal base payment rates by 3.26% for skilled nursing facilities and an annual market basket increase of 3.0%, to take effect October 1, 2003. EHSI estimates that based on the Medicare case mix for the first six months of 2003, these proposed increases would add approximately US$9.80 and US$8.75 per diem, respectively, to the Company’s average Medicare Part A rate. Based on the Medicare patient days of the first half of 2003, the combined increases amount to additional annualized revenue of approximately $19.5 million (US$13.4 million) going forward. However, the impact of this increase in revenue will be tempered by higher labour and other operating costs.

In July 2003, CMS announced that the moratorium on implementing payment caps for outpatient Part B therapy services, which were scheduled to take effect on July 1, 2003, would be extended to September 1, 2003. The impact of a payment cap cannot be reasonably estimated based on the information available at this time. However, such a cap would reduce EHSI’s therapy revenues.

Effective October 1, 2003, CMS will reduce its level of reimbursement for uncollectible Part A co-insurance. Under current law, skilled nursing facilities are reimbursed 100% for any bad debts incurred. Over the next three years, CMS will reduce the reimbursement level to 70%, as follows: 90% effective for the government fiscal year commencing October 1, 2003; 80% commencing October 1, 2004; and 70% commencing October 1, 2005 and thereafter. This plan is consistent with the bad debt reimbursement policy applicable to hospitals. EHSI estimates that the impact on pre-tax earnings would be $1.5 million (US$1.0 million) in 2004, increasing to $3.6 million (US$2.5 million) in 2006. These estimates are based upon historical experience and known state reimbursement changes that may be different in the future and, as such, are subject to change.

In April 2002, CMS announced that it would delay the refinement of the Resource Utilization Groupings (RUGs) categories, thereby extending the related funding enhancements for at least one additional year to September 30, 2003. In May 2003, CMS released a proposed rule to maintain the current RUGs classification until October 1, 2004. Further to this, Congress has enacted legislation directing CMS to conduct a study of the RUGs classification system and report its recommendations to Congress by January 2005. The proposed federal 2003/2004 budget extends the additional funding for the RUGs Refinements to September 30, 2004. EHSI estimates that it received, on average, US$23.79 per patient day related to the RUGs Refinements in the first six months of 2003. Based on the Medicare case mix and patient days for the first half of 2003, this amounts to annualized revenue of approximately $25.0 million (US$17.2 million). A decision to discontinue all or part of the enhancements could have a significant adverse effect on the Company.

Ontario and Alberta Long-term Care Funding

In May 2003, the Government of Ontario announced a funding increase of $100 million, in addition to the normal annual inflationary increase, to enhance the delivery of nursing and personal care services in the Province. Effective July 1, 2003, Ontario long-term care providers received a funding increase of $4.80 per resident day, based on a case mix index of 100. In June 2003, the Government of Alberta announced long-term care rate increases in accommodation fees ranging from $11 to $16 per resident day that took effect August 1, 2003.

These funding increases included flow-through funding for required incremental costs to enhance resident care. Based on the level of ECI’s Ontario and Alberta operations at the end of June 2003 (approximately 2.2 million resident days per year), the funding changes should represent additional annual revenue of about $13.5 million, which will assist in the delivery of services to our residents, and could increase pre-tax earnings by up to $7.0 million annually going forward.

Construction and Financing

In February 2003, ECI opened two nursing homes, completing the eight projects awarded by the Government of Ontario in 1998. These eight projects were financed by Borealis Long-term Care Facilities Inc. under a 25-year capital lease arrangement.

Subsequent to 1998, the Company was awarded further long-term care beds by the Ontario Government for three new nursing homes with capacity for 386 residents. ECI has completed two of these projects, opening a 130-bed nursing home in May 2003 and a 128-bed nursing home in August 2003. The remaining nursing home is scheduled to be completed by the end of the year. In June 2003, ECI entered into a 25-year capital lease with Borealis, which provided $14.4 million in financing for one of the projects, at a borrowing rate of 7.28%. ECI is in the process of securing financing for the other two projects.

Other

As announced in November 2002, the Company ceased operations in the British Columbia home health care market on March 31, 2003. In 2003, these operations provided 85,000 hours of service, generating revenue of $3.1 million and an after-tax loss of $0.2 million. For the comparative six months ended June 30, 2002, ParaMed’s B.C. operations provided 387,000 hours of service, generating revenue of $13.8 million and net earnings of $0.1 million.

EHSI has a preferred provider agreement with Omnicare, Inc. to provide pharmacy services to all of EHSI’s nursing facilities. Omnicare and EHSI are currently negotiating the pricing of drugs for Medicare residents and should this matter not be settled, it will be taken to arbitration. In addition, Omnicare has requested arbitration for an alleged lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing on this matter has not been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement. However, there can be no assurance that other claims will not be made with respect to the agreement.

2003 Second Quarter Compared to 2002 Second Quarter

Extendicare’s net earnings were $12.1 million ($0.18 per share) in the 2003 second quarter compared to $2.1 million ($0.03 per share) in the 2002 second quarter. Pre-tax earnings from health care operations improved to $15.5 million from $4.3 million in the prior year quarter.

Revenue was $420.7 million in the second quarter of 2003 compared to $430.3 million in the same period last year. The stronger Canadian dollar on translation of U.S. results lowered revenue by $33.5 million between periods. The impact of the change in the foreign exchange rate on net earnings was $0.5 million in comparing the two periods.

The average exchange rates used to translate the results of the United States operations to Canadian dollars were: 1.3990 for the 2003 second quarter and 1.5546 for the 2002 second quarter.

Revenue from United States nursing and assisted living operations declined by $14.6 million to $288.4 million. The results for the second quarter of 2003 were unfavourably affected by the change in the foreign exchange rate, which lowered revenue by $32.2 million between quarters, and the decline in the average Medicare Part A rate, which reduced revenue by $4.4 million. Prior to the negative impact of these items, revenue rose by $22.0 million. This was due to several factors, including growth in Medicare patient census, and increased Medicaid and private rates.

Average U.S. nursing home occupancy climbed to 91.2% from the 2002 second quarter level of 89.8%. In particular, Medicare census improved to 15.6% of total nursing home census in the 2003 second quarter from 13.0% in the prior year quarter.

The average daily Medicare Part A rate for the second quarter of 2003 was US$293.83 compared to US$311.24 in the second quarter of 2002, reflecting the U.S. federal funding reductions that occurred on October 1, 2002. Medicare rate increases have been proposed effective October 1, 2003 (see “Significant Events of 2003 — U.S. Medicare Funding”). Other key Medicare and Medicaid statistics for the U.S. nursing operations for the quarters ended June 30, 2003 and 2002 are summarized in the following table.

	Medicare			Medicaid

			Increase			Increase
	2003	2002	(Decrease)	2003	2002	(Decrease)

Average daily rate	US$322	US$337	(4.4)%	US$129	US$127	1.6%
Residents as a percent of total census	15.6	13.0	20.0%	67.2	68.8	(2.3)%
Average daily census	1,999	1,645	21.5%	8,623	8,710	(1.0)%

Revenue from Canadian nursing centre operations improved 9.9% to $84.6 million. This improvement was primarily due to new Ontario nursing homes and funding changes to support greater care and staffing needs (flow-through funding), as well as rate increases. New Ontario homes contributed approximately $3.9 million to the $7.6 million quarter-over-quarter revenue increase. Long-term care rate increases in Ontario and Alberta were implemented subsequent to June 30, 2003 (see “Significant Events of 2003 — Ontario and Alberta Long-term Care Funding”).

Canadian home health care revenue improved by $3.2 million, excluding the $7.8 million decline in revenue resulting from ceased B.C. operations. The improvement from ongoing home health care revenue was due to higher rates and increased hours of service. Total hours of service provided in the quarter, excluding B.C., improved slightly to 1.25 million from 1.18 million in the prior year quarter. ParaMed had been experiencing declines in business in Ontario as a result of the Community Care Access Agencies’ budget constraints, which began in the latter half of 2001 and continued in 2002. However, management believes that the situation has stabilized, as ParaMed’s volumes in Ontario have continued to improve since the third quarter of 2002.

Earnings before interest, taxes, depreciation, amortization and loss (gain) from asset disposals and other items (EBITDA1) rose to $46.1 million in the 2003 second quarter from $42.5 million in the 2002 comparative quarter. EBITDA as a percent of revenue increased to 11.0% from 9.9% in the prior year quarter.

U.S. EBITDA rose 4.6% to $34.5 million from $33.0 million in the prior year quarter. Growth in Medicare census and higher Medicaid and private rates have offset the decline in the average Medicare Part A rate. A stronger Canadian dollar on translation of U.S. results negatively impacted EBITDA by $3.6 million.

EBITDA from Canadian operations rose 21.6% to $11.6 million from $9.5 million in the prior year period. Earnings strengthened in 2003 because of improvements in home health care operations, contributions from new Ontario nursing homes and additional management contracts.

Depreciation, amortization and interest costs declined by $1.2 million in the 2003 second quarter from the prior year quarter, due to the change in the foreign exchange rate and the disposal of U.S. facilities in 2002.

Six Months ended June 30, 2003 Compared to Six Months ended June 30, 2002

Extendicare’s net earnings were $30.0 million ($0.43 per share) in the first six months of 2003 compared to $8.0 million ($0.11 per share) in the same period of 2002. Pre-tax earnings from health care operations improved to $24.1 million from $10.1 million in the prior year period.

Revenue was $860.0 million in the six months ended June 30, 2003 compared to $862.7 million in the same period last year. The stronger Canadian dollar on the translation of U.S. results lowered revenue by $51.4 million between periods. The impact of the change in the foreign exchange rate on net earnings was $0.7 million in comparing the two periods.

The average exchange rates used to translate the results of the United States operations to Canadian dollars were: 1.4543 for the first six months of 2003 and 1.5745 for the first half of 2002.

Revenue from United States nursing and assisted living operations declined by $9.9 million to $597.7 million. The results for the first half of 2003 were unfavourably affected by the change in the foreign exchange rate, which lowered revenue by $49.4 million between periods, and the decline in the average Medicare Part A rate, which reduced revenue by $10.1 million. Prior to the impact of these negative items, revenue rose by $49.6 million due to several factors, including growth in Medicare patient census, and increased Medicaid and private rates.

Average U.S. nursing home occupancy rose to 91.3% from the 2002 six month level of 89.7%, with Medicare representing 15.4% of resident days, up from 13.0% in the prior year period.

[1]	EBITDA is a measure commonly used in the long-term care industry to evaluate performance, primarily by lenders and investors in notes, and is generally defined as earnings before interest, income taxes, depreciation and amortization. The Company has excluded the line item ‘loss (gain) from asset disposal and other items’ reported separately on its income statement, as this relates to gains or losses on the disposal of assets, provisions for ceased operations and the write-off of unamortized financing costs on early retirement of debt. These items are not expected to be recurring in nature. EBITDA does not have a standardized meaning under GAAP and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace income/(loss) from operations, net income/(loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

The average daily Medicare Part A rate for the first half of 2003 was US$292.33 compared to US$311.77 in the 2002 period, reflecting the U.S. federal funding reductions that occurred on October 1, 2002. Medicare rate increases have been proposed effective October 1, 2003 (see “Significant Events of 2003 — U.S. Medicare Funding”). Other key Medicare and Medicaid statistics for the U.S. nursing operations for the six months ended June 30, 2003 and 2002 are summarized in the following table.

	Medicare			Medicaid

			Increase			Increase
	2003	2002	(Decrease)	2003	2002	(Decrease)

Average daily rate	US$320	US$337	(5.0)%	US$130	US$126	3.2%
Residents as a percent of total census	15.4	13.0	18.5%	67.3	68.7	(2.0)%
Average daily census	1,983	1,643	20.7%	8,649	8,681	(0.4)%

Revenue from Canadian nursing centre operations improved 9.2% to $166.3 million. This improvement was primarily due to new Ontario nursing homes and funding changes to support greater care and staffing needs (flow-through funding), as well as rate increases. New Ontario homes contributed approximately $5.9 million to the $14.1 million period-over-period revenue increase. Long-term care rate increases in Ontario and Alberta have been implemented subsequent to June 30, 2003 (see “Significant Events of 2003 — Ontario and Alberta Long-term Care Funding”).

Canadian home health care revenue improved by $3.2 million, excluding the $10.7 million decline in revenue resulting from ceased B.C. operations. The improvement from ongoing home health care revenue was due to higher rates and increased hours of service. Total hours of service provided in the period, excluding B.C., improved by 2.0% to 2.43 million from 2.38 million in the prior year period. ParaMed had been experiencing declines in business in Ontario as a result of the Community Care Access Agencies’ budget constraints, which began in the latter half of 2001 and continued in 2002. However, management believes that the situation has stabilized as ParaMed’s volumes in Ontario have continued to improve since the third quarter of 2002.

EBITDA rose to $85.6 million in the first half of 2003 from $81.4 million in the 2002 comparative period. EBITDA as a percent of revenue increased to 10.0% from 9.4% in the prior year period.

U.S. EBITDA rose 1.9% to $65.6 million from $64.3 million in the prior year period. Growth in Medicare census and higher Medicaid and private rates have offset the decline in the average Medicare Part A rate. Results were further impacted by a stronger Canadian dollar on translation of U.S. results, which lowered EBITDA by $5.4 million.

EBITDA from Canadian operations rose 16.9% to $20.0 million from $17.1 million in the prior year period. Stronger 2003 earnings resulted from improvements in home health care operations, new Ontario nursing homes and additional management contracts.

Depreciation, amortization and interest costs declined by $2.4 million in the first six months of 2003 from the prior year period, due to the change in the foreign exchange rate and disposal of U.S. facilities in 2002.

Extendicare’s equity share of earnings of Crown Life Insurance Company increased to $15.1 million ($0.22 per share) for the six months ended June 30, 2003 from $3.6 million ($0.05 per share) in the prior year period. Results for the first quarter of 2003 included Extendicare’s share of non-recurring income, arising from a review of reserves previously recorded for certain liabilities, of $9.4 million ($0.14 per share).

Liquidity and Capital Resources

Long-term debt, including the portion due within one year, totalled $782.6 million at June 30, 2003 compared to $852.9 million at the beginning of the year. The change in the exchange rate on translation of U.S. amounts resulted in an $85.1 million decline in the long-term debt balance at June 30, 2003. In addition, during the first half of 2003, the Company increased its capital lease obligations by $19.4 million (see “Significant Events of 2003 — Construction and Financing”), retired a $1.8 million mortgage on the sale of a property, and met its regular repayment requirements of $2.8 million. The closing rates used to translate assets and liabilities of the U.S. operations were 1.3475 at June 30, 2003 and 1.5776 at December 31, 2002.

At June 30, 2003 the Company had cash and cash equivalents of $61.7 million, compared with $52.6 million at December 31, 2002.

Cash flow generated from operations before working capital changes was $34.5 million for the six months ended June 30, 2003 compared to $28.8 million in the same period of 2002.

The net change in operating working capital (excluding cash, and borrowings included in current liabilities) reflected a use of cash of $6.6 million in the six months ended June 30, 2003 compared to a source of cash of $6.1 million in the prior year period. Both periods reflected a reduction in accounts receivable due to improved collections efforts, and an increase in prepaid expenses. A reduction in accounts payable during the first half of 2003 resulted in the use of additional cash between periods.

Property and equipment capital expenditures, net of financing, reflected on the cash flow statement were $27.9 million in the six months ended June 30, 2003 compared to $18.7 million in the prior year period. Growth capital expenditures were $12.4 million of the 2003 total compared to $2.9 million in the prior year period. These expenditures related primarily to the construction of new Ontario nursing homes, and were net of costs of $8.4 million and $14.1 million in the 2003 and 2002 periods, respectively, paid directly by Borealis under a capital lease financing arrangement.

At June 30, 2003, the Company’s accrual for self-insured general and professional liabilities was $102.0 million compared to $137.0 million at the beginning of the year. Claims payments, net of the current period provision, decreased the accrual by $16.2 million, with the change in the foreign exchange rate accounting for the remaining decline. The accrual for self-insured liability includes estimates of the costs of both reported claims and claims incurred but not yet reported. The Company completed an independent actuarial review as part of its 2002 year-end audit, which confirmed the adequacy of reserves and accruals. Management believes the Company has provided sufficient reserves as of June 30, 2003 for estimated costs of self-insured liabilities.

Under the terms of its November 27, 2002 Normal Course Issuer Bid, the Company had purchased for cancellation, as at July 31, 2003, 1,369,600 Subordinate Voting and Multiple Voting shares. This included 1,349,600 shares acquired during 2003 at an average cost per share of $3.99. This bid expires on November 26, 2003.

Current cash flow levels, available bank credit facilities and long-term capital lease financing are sufficient to support ongoing operations and capital expenditures, service debt obligations and pay preferred share dividends. At June 30, 2003, EHSI had cash of US$38.9 million available and US$63.6 million of availability under its revolver loan. The Canadian operations had cash and available bank lines totalling $10.4 million at the end of June 2003. EHSI is in compliance with the financial covenants of its credit facility as of June 30, 2003.

Forward-looking Statements

Statements contained in this report other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions.

These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes.

Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

EXTENDICARE INC.
Consolidated Statements of Earnings
(unaudited)

	Three months ended		Six months ended
	June 30		June 30

	2003	2002	2003	2002

	(thousands of Canadian dollars except per share amounts)
Revenue
Nursing and assisted living centres
United States	288,432	303,039	597,730	607,606
Canada	84,570	76,932	166,308	152,235
Outpatient therapy — U.S	4,337	4,109	8,330	8,019
Home health — Canada	33,509	38,144	67,778	73,643
Other	9,866	8,099	19,871	21,242

	420,714	430,323	860,017	862,745
Operating and administrative costs	370,215	381,583	765,273	768,937

Earnings before undernoted	50,499	48,740	94,744	93,808
Lease costs	4,424	6,226	9,168	12,374
Depreciation and amortization	15,451	16,952	31,856	34,372
Interest, net	14,946	14,669	30,555	30,430
Loss (gain) from asset disposals and other items	176	6,579	(905)	6,579

Earnings before income taxes	15,502	4,314	24,070	10,053

Income taxes
Current	3,393	2,236	5,581	3,868
Future	2,627	572	3,616	1,727

	6,020	2,808	9,197	5,595

Earnings from health care	9,482	1,506	14,873	4,458
Share of earnings of Crown Life	2,643	575	15,128	3,559

Net earnings	12,125	2,081	30,001	8,017

Basic and diluted earnings per share	0.18	0.03	0.43	0.11

EXTENDICARE INC.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Six months ended
	June 30		June 30

	2003	2002	2003	2002

	(thousands of Canadian dollars)
Cash provided by (used in) operations
Net earnings	12,125	2,081	30,001	8,017
Adjustments for:
Depreciation and amortization	15,451	16,952	31,856	34,372
Provision for self-insured liabilities	3,288	4,020	6,675	8,550
Payments for self-insured liabilities	(9,683)	(18,180)	(22,866)	(30,199)
Future income taxes	2,627	572	3,616	1,727
Loss (gain) from asset disposals and other items	176	6,579	(905)	6,579
Undistributed share of earnings of Crown Life, net of dividends received	(2,643)	539	(15,128)	(2,445)
Other	94	1,640	1,262	2,165

	21,435	14,203	34,511	28,766
Net change in operating working capital, excluding cash
Accounts receivable	(380)	9,860	5,512	15,873
Inventories, supplies and prepaid expenses	3,710	2,640	(3,950)	(5,848)
Accounts payable and accrued liabilities	7,657	(3,178)	(7,732)	(806)
Income taxes	(437)	656	(424)	(3,120)

	31,985	24,181	27,917	34,865

Cash provided by (used in) investment activities
Property and equipment	(14,093)	(11,425)	(27,870)	(18,742)
Net proceeds from dispositions	2,047	19,680	2,047	19,680
Other assets	258	2,381	619	5,880

	(11,788)	10,636	(25,204)	6,818

Cash provided by (used in) financing activities
Issue of long-term debt	11,021	235,585	11,021	235,585
Repayment of long-term debt	(3,216)	(207,960)	(4,632)	(229,674)
Decrease in investments held for self-insured liabilities	1,129	3,914	10,366	1,219
Purchase of shares for cancellation	(1,031)	(211)	(2,782)	(1,671)
Financing costs	(3)	(11,263)	(35)	(11,342)
Other	90	(607)	(224)	(997)

	7,990	19,458	13,714	(6,880)

Foreign exchange loss on cash held in foreign currency	(4,528)	(1,752)	(7,355)	(1,750)

Increase in cash and cash equivalents	23,659	52,523	9,072	33,053
Cash and cash equivalents at beginning of period	38,037	6,079	52,624	25,549

Cash and cash equivalents at end of period	61,696	58,602	61,696	58,602

Cash and cash equivalents represent cash and short-term investments less bank overdraft. Cash interest paid in the determination of the earnings for each of the periods ended June 30, 2003 and 2002 was $34.7 million and $32.8 million, respectively. Cash taxes paid for each of the periods ended June 30, 2003 and 2002 were $6.0 million and $7.0 million, respectively.

EXTENDICARE INC.
Consolidated Balance Sheets
(unaudited)

	June 30	December 31
	2003	2002

	(thousands of Canadian dollars)
Assets
Current assets
Cash and short-term investments	62,476	56,815
Accounts receivable	161,947	191,443
Income taxes recoverable	15,521	17,912
Future income taxes	47,209	55,849
Inventories, supplies and prepaid expenses	17,723	15,709

	304,876	337,728
Property and equipment	835,405	953,591
Goodwill	97,261	113,858
Other intangible assets	4,897	6,646
Other assets	247,599	276,505

	1,490,038	1,688,328
Investment in Crown Life Insurance Company	135,595	121,508

	1,625,633	1,809,836

Liabilities and Shareholders’ Equity
Current liabilities
Bank overdraft	780	4,191
Accounts payable and accrued liabilities	269,468	311,062
Accrual for self-insured liabilities	40,426	55,216
Current maturities of long-term debt	6,299	6,209

	316,973	376,678
Accrual for self-insured liabilities	61,550	81,735
Long-term debt	776,284	846,734
Other liabilities	40,425	47,328
Future income taxes	90,073	99,335

	1,285,305	1,451,810
Share capital	314,070	317,314
Retained earnings (deficit)	3,541	(26,545)
Foreign currency translation adjustment account	22,717	67,257

	1,625,633	1,809,836

Closing US/Cdn. Dollar Exchange Rate	1.3475	1.5776

EXTENDICARE INC.
Consolidated Statements of Retained Earnings (Deficit)
(unaudited)

	Six months ended
	June 30

	2003	2002

	(thousands of Canadian dollars)
Retained Earnings (Deficit)
Balance at beginning of period	(26,545)	(44,108)
Earnings for the period	30,001	8,017
Purchase of shares below/(in excess of) book value	472	(386)
Preferred share dividends	(387)	(333)

Balance at end of period	3,541	(36,810)

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements

1.     Basis of Presentation

The unaudited interim period consolidated financial statements of Extendicare Inc. have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include those of Extendicare Inc. and its subsidiaries (“Extendicare” or the “Company”). Health care operations are conducted through wholly owned subsidiaries Extendicare Health Services, Inc. and its subsidiaries (EHSI) in the United States, and Extendicare (Canada) Inc. and its subsidiaries (ECI) in Canada. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the annual audited consolidated financial statements. These unaudited interim period consolidated financial statements should be read together with the annual audited consolidated financial statements and the accompanying notes included in the Company’s 2002 Annual Report.

Certain reclassifications have been made to the prior period results to conform to the 2003 presentation.

2.     Gain from Asset Disposals

During the second quarter of 2003, ECI sold an underperforming nursing home in Alberta for gross proceeds of $2.7 million, resulting in a pre-tax loss of $0.2 million. Proceeds were used in part to repay $1.8 million of long-term debt.

During the first quarter of 2003, the Company sold assets for proceeds of $1.1 million (consisting of cash and a $0.2 million note). These assets had been written off in prior years and their sale resulted in a gain of $1.1 million ($0.01 per share).

3.     Property and Equipment

In February 2001, ECI finalized an arrangement to finance eight new Ontario nursing homes under the terms of a 25-year capital lease with Borealis Long-term Care Facilities Inc. for an estimated $125.4 million. In June 2003, ECI entered into another 25-year capital lease arrangement with Borealis, which provided $14.4 million in financing for an additional Ontario nursing home, at a borrowing rate of 7.28%. As at June 30, 2003, Borealis had funded $133.7 million under these arrangements, of which $19.4 million was received during 2003. The amounts funded have been capitalized as property and equipment, offset by a capital lease obligation.

The Ontario Government is funding a portion of the Company’s construction costs for new nursing homes over a 20-year period, with approximately $101.0 million to be received by ECI for new beds and redevelopment of certain existing beds. As each facility opens, a receivable from the government is recorded to offset the cost of construction, and is discounted at a rate equivalent to the yield on a 20-year Ontario Government bond. As at June 30, 2003, nine nursing homes have been completed, for which receivables totalling $47.2 million have been recorded at discount rates ranging from 5.89% to 6.50%. During the first six months of 2003, $19.1 million of amounts receivable had been recorded as a reduction of property and equipment related to three nursing homes, two that opened in February and one that opened in May.

At June 30, 2003, ECI had outstanding capital expenditure commitments of $15.1 million related to the completion of two new Ontario nursing homes and is in the process of securing financing. The Company’s U.S. operations had capital expenditure purchase commitments outstanding of US$4.2 million. In addition, EHSI has entered into construction agreements to expand four assisted living facilities (86 units) and two skilled nursing homes (38 beds), and to add one new assisted living facility (40 units). These projects are expected to be completed in 2004 at an approximate cost of US$15.0 million, and for which capital expenditure commitments totalling U$12.0 million have been made.

4.     Other Intangible Assets

Other intangible assets relate to leasehold rights, which are amortized over the term of the lease including renewal options. As at June 30, 2003 these assets had a gross carrying value of $14.6 million and accumulative amortization of $9.7 million, for a net book value of $4.9 million. The aggregate amortization expense for the six months ended June 30, 2003 was $0.8 million.

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements cont’d

5.     Share Capital

During the six months ended June 30, 2003, the Company purchased 6,000 Class I Preferred Shares at a cost of $139,000 pursuant to the purchase obligation. Under the terms of a Normal Course Issuer Bid, the Company purchased and cancelled 531,800 Subordinate Voting Shares and 249,500 Multiple Voting Shares at a cost of $2,634,000. In addition, during the six months, 4,000 Subordinate Voting Shares were issued on exercise of stock options for proceeds of $10,000. As a result of these transactions, the carrying value of capital stock declined by $3,244,000. The $472,000 of contributed surplus resulting from the cost of purchases below their carrying value was added to retained earnings.

As at June 30, 2003, 4,743,475 Subordinate Voting Shares have been reserved under stock option plans of which a total of 2,799,000 Subordinate Voting Shares have been granted. These options have exercise prices ranging from $2.37 to $7.01. On May 8, 2003, the Company granted options for 458,000 Subordinate Voting Shares at an exercise price of $3.45, to expire on May 7, 2008. During the six months ended June 30, 2003, 169,750 options expired and/or were cancelled.

6.     Pro Forma Net Earnings

The Company accounts for its employee stock option grants as capital transactions, whereby consideration paid by employees on the exercise of stock options is recorded as share capital. The Canadian Institute of Chartered Accountants, Handbook Section 3870 requires the disclosure of pro forma net income as if the Company had accounted for its stock options under the fair value method, whereby compensation costs based on the fair value of the grants are recognized over the vesting period. A summary of the pro forma impact on the consolidated statement of earnings is presented in the table below, and takes into account the impact of all stock options currently outstanding since the date of grant.

	Three months ended		Six months ended
	June 30		June 30

	2003	2002	2003	2002

	(thousands of Canadian dollars except per share amounts)
Net earnings for the period	12,125	2,081	30,001	8,017
Compensation expense related to fair value of stock options, after taxes of $nil	(228)	(326)	(457)	(609)

Pro forma net income for the period	11,897	1,755	29,544	7,408

Basic and diluted earnings per share (dollars)
Reported	0.18	0.03	0.43	0.11
Adjusted	0.17	0.02	0.42	0.10

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model. The weighted average fair value of options granted during the six months ended June 30, 2003 was $1.49. The following weighted average assumptions were used: dividend yield of 0%; risk-free rate of return of 4.0%; expected share price volatility of 44.6%; and an expected period until exercise of 4.7 years.

7.     Contingent Liabilities

The Company and its consolidated subsidiaries are defendants in actions brought against them from time to time in connection with their operations. It is not possible to predict the ultimate outcome of the various proceedings at this time or to estimate additional costs that may result.

In connection with its agreement to provide pharmacy services to EHSI, Omnicare, Inc. has requested arbitration for an alleged lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing has not yet been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement. However, there can be no assurance that this claim will not be successful or that other claims will not be made with respect to the agreement.

Also, EHSI and Omnicare are currently negotiating the pricing of drugs for Medicare residents and should this matter not be settled, it will be taken to arbitration. The financial statements include provisions for settlement of this claim.

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements cont’d

8.     Segmented Information

	Three months ended		Six months ended
	June 30		June 30

	2003	2002	2003	2002

	(millions of Canadian dollars)
Revenue
United States	300.9	314.1	622.4	634.8
Canada	119.8	116.2	237.6	227.9

	420.7	430.3	860.0	862.7

EBITDA
United States	34.5	33.0	65.6	64.3
Canada	11.6	9.5	20.0	17.1

	46.1	42.5	85.6	81.4

Health Care Net Earnings (Loss)
United States	6.4	(0.4)	9.1	1.6
Canada	3.1	1.9	5.8	2.9

	9.5	1.5	14.9	4.5

	June 30	Dec. 31
	2003	2002

	(millions of Canadian dollars)
Goodwill
United States (note)	97.2	113.8
Canada	0.1	0.1

	97.3	113.9

Health Care Assets
United States	1,165.0	1,380.3
Canada	325.0	308.0

	1,490.0	1,688.3
Investment in Crown Life	135.6	121.5

Total Consolidated Assets	1,625.6	1,809.8

Note: The change in United States goodwill relates to foreign currency translation of U.S. operations.

Extendicare Inc. Facility Location and Resident Capacity

			Assisted Living and
at June 30, 2003	Nursing Centres		Retirement Centres		Hospital Units		Total

	Number of	Resident	Number of	Resident	Number of	Resident	Number of	Resident
By State/Province	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity

United States
Pennsylvania	27	3,165	8	298	—	—	35	3,463
Massachusetts	5	606	—	—	—	—	5	606
Delaware	1	120	—	—	—	—	1	120
Ohio	29	3,053	3	165	—	—	32	3,218
West Virginia	1	120	—	—	—	—	1	120
Wisconsin	24	2,250	10	443	—	—	34	2,693
Minnesota	10	1,274	1	60	—	—	11	1,334
Indiana	17	1,726	2	109	—	—	19	1,835
Kentucky	18	1,506	1	39	—	—	19	1,545
Washington	15	1,490	8	381	—	—	23	1,871
Oregon	3	192	2	102	—	—	5	294
Idaho	2	179	—	—	—	—	2	179
Louisiana	3	565	—	—	—	—	3	565
Arkansas	1	96	3	181	—	—	4	277
Texas	—	—	2	110	—	—	2	110

Total United States	156	16,342	40	1,888	—	—	196	18,230

Canada
Ontario	50	7,549	6	900	1	120	57	8,569
Alberta	14	1,183	—	—	—	—	14	1,183
Saskatchewan	5	654	—	—	—	—	5	654
Manitoba	5	762	—	—	—	—	5	762
British Columbia	1	75	—	—	—	—	1	75

Total Canada	75	10,223	6	900	1	120	82	11,243

TOTAL	231	26,565	46	2,788	1	120	278	29,473

By Type of Ownership
United States
Owned	129	13,017	34	1,667	—	—	163	14,684
Leased	10	1,071	1	65	—	—	11	1,136
Managed	17	2,254	5	156	—	—	22	2,410

Total United States	156	16,342	40	1,888	—	—	196	18,230

Canada
Owned	45	6,114	1	73	—	—	46	6,187
Leased	9	1,155	—	76	—	—	9	1,231
Managed	21	2,954	5	751	1	120	27	3,825

Total Canada	75	10,223	6	900	1	120	82	11,243

TOTAL	231	26,565	46	2,788	1	120	278	29,473

Extendicare Inc. Financial and Operating Statistics
(unaudited)

	Three months ended		Six months ended
	June 30		June 30

	2003	2002	2003	2002

	(dollar amounts in Canadian dollars, unless otherwise noted)
Components of Earnings per Share
Health care operations, after preferred share dividends	$0.14	$0.07	$0.20	$0.11
Gain (loss) from asset disposals	—	(0.05)	0.01	(0.05)
Share of earnings of Crown Life	0.04	0.01	0.22	0.05

	$0.18	$0.03	$0.43	$0.11

Cash Flow from Operations, before changes in Working Capital, per Share	$0.31	$0.20	$0.50	$0.40
U.S. Nursing Centre Percent of Revenue by Payor Source
Private/other	18.8%	18.9%	18.7%	19.1%
Medicare	29.8	27.1	29.3	27.2
Medicaid	51.4	54.0	52.0	53.7
U.S. Nursing Centre Patient Days by Payor Source (thousands)
Private/other	200.9	209.1	402.2	418.6
Medicare	181.9	149.7	358.9	297.4
Medicaid	784.7	792.6	1,565.4	1,571.3
U.S. Average Medicare Part A Rate (US dollars)	$293.83	$311.24	$292.33	$311.77
Average Occupancy (excluding managed facilities)
U.S. nursing	91.2%	89.8%	91.3%	89.7%
U.S. nursing and assisted living	90.6	89.0	90.6	88.8
Extendicare Inc. total facilities in operation	92.5	91.4	92.4	91.3
Extendicare Inc., same-facility basis	92.9	91.7	92.8	91.5
Average US/Cdn. Dollar Exchange Rate	1.3990	1.5546	1.4543	1.5745

Investor Information

Stock Exchange Listings Toronto Stock Exchange New York Stock Exchange (EXE.A only)	Transfer Agents Computershare Investor Services, Inc. Tel: (800) 564-6253 www.computershare.com

Shareholder Inquiries Jillian Fountain, Corporate Secretary Tel: (905) 470-5534 e-mail: jfountain@extendicare.com	Investor Relations Wendy Smith Tel: (905) 470-5584 e-mail: wsmith@extendicare.com

Visit Extendicare’s Website @ www.extendicare.com

Share Information

		Number	Closing Market
	Stock Symbol	Outstanding(1)	Value(1)

Subordinate Voting Shares	EXE.A	56,019,161	$5.08
Multiple Voting Shares	EXE	12,305,592	5.19
Class I Preferred Shares
Cumulative Redeemable, Series 2	EXE.PR.B	130,905	23.00
Adjustable Dividend, Series 3	EXE.PR.C	93,310	20.10
Adjustable Dividend, Series 4	EXE.PR.D	241,240	22.00
Class II Preferred Shares, Series 1	EXE.PR.E	382,979	17.50

At July 31, 2003, 2,781,250 Subordinate Voting Shares were outstanding under options.

(1)	At July 31, 2003, per the Toronto Stock Exchange.